Contact

www.linkedin.com/in/
claudejohnson (LinkedIn)

Top Skills

Merchandising

Licensing

Youth Culture

Languages

German

Honors-Awards

Sweetwater Clifton City Spirit Award
for Outstanding Community Service

February 10th Named "Black Fives
Day" for the City of New York

Ordinary People Doing Extraordinary
Things Award

Harlem Week Rucker Pro Legends
"Each One Teach One" Community
Service Award

Publications

George Crowe, Basketball Pioneer,
Pro Baseball Player, and Military
Veteran

The Black Fives: The Epic Story of
Basketball's Forgotten Era

Black Fives Blog

"What If Nat "Sweetwater" Clifton's
Pass Hadn't Gone Awry?"

City/Game: Basketball in New York

Claude Johnson

CEO, Black Fives - a brand, mission, and community promoting
the pre-NBA history of African Americans in basketball |
VentureCrushFG 2024 NYC Cohort | The Only Historian Ever To Get
A Sneaker Deal | Award-Winning Author
Washington, District of Columbia, United States

Summary

Claude Johnson is the creator, founder, and CEO of Black Fives,
a sports merchandise brand that celebrates the pre-NBA history
of African Americans in basketball. He is also the founder of the
Black Fives Foundation, a 501(c)3 public charity whose mission is
to inspire excellence in youth by preserving, teaching, and honoring
that history. Claude is an award-winning author who is recognized as
the foremost historian and expert on this topic.

The brand and Foundation have partnerships with the global sports
company PUMA, with sports retailer LIDS, with sports apparel maker
Homage, and with the BIG EAST Conference.

The Black Fives Archives contain the world's leading collection
of historical artifacts from the Black Fives Era, which have been
exhibited at the New-York Historical Society Museum, the LBJ
Presidential Library, and the Museum of the City of New York as well
as in the Black Fives Online Museum presented by PUMA.

The Barclays Center contains a compilation of his work, "The Black
Fives Murals," permanently displayed in its concourse, and February
10th has been declared "Black Fives Day" by the City of New York.

Claude's narrative nonfiction book, "The Black Fives: The Epic Story
of Basketball's Forgotten Era" (Abrams Press, 2022) won an MAAH
Stone Book Award "Finalist" prize in recognition of exceptional new
literary work in the field of African-American history and culture.

Claude's work has been featured in media outlets such as CBS
News, the New York Times, the Wall Street Journal, Sports
Illustrated, TheUndefeated, Fox Sports, SI for Kids, the History

Channel, NPR, the BBC, MTV, ESPN, NBA TV, and Turner Broadcasting.

He was born in Vienna, Austria -- his father is African American, from the South Side of Chicago, and his mother was German, from the Römerstadt section of Frankfurt am Main -- and lived in the Republic of the Congo (now the Democratic Republic of the Congo) before moving to the USA with his parents at age six.

During a 20-year career in corporate America, Johnson held management and executive positions at IBM, American Express, NBA Properties, Nike, Phat Farm, and Benetton Sportsystem. The former two-term trustee of the Greenwich Public Library left corporate work to become a stay-at-home dad to his three sons, all of whom became NCAA Division I student-athletes, the oldest two in football and his youngest in basketball.

Twitter: http://www.twitter.com/claudejohnson
Twitter: http://www.twitter.com/blackfives
Instagram: http://www.instagram.com/claude203
Instagram: http://www.instagram.com/blackfives

_____

Experience

The Black Fives Foundation
Founder & Executive Director
January 2013 - Present (12 years 5 months)
Greenwich, CT; Washington, DC

Founded the Black Fives Foundation, a Greenwich, CT-based 501(c)3 tax-exempt public charity with the mission to research, preserve, promote, teach, and honor the pre-NBA history of African Americans in basketball. Built the world's leading archive of artifacts relating to this period, known as the Black Fives Era. Maintained portfolio of intellectual property, including trademarked logos and copyrights.

Some Programming Highlights:

• Provided historical artifacts from the Black Fives Foundation Archives to the Museum of the City of New York for its year-long museum exhibition on the history of basketball in New York City, entitled, "City/Game: Basketball in New York";

• Conducted an educational Black History Month program with the Oklahoma City Thunder that featured educational presentation to OKC team, employee presentation, in-game and in-arena educational programming, and local public service announcements;

• Provided historical artifacts from the Black Fives Foundation Archives to the Lyndon Baines Johnson Presidential Library in Austin, Texas, for its year-long museum exhibition on sports and social justice, entitled, "Get in the Game: The Fight for Equality in American Sports";

• Conducted a Black History Month program with the Atlanta Hawks featuring public service announcements, a panel discussion with NBA players and media for Morehouse College, in-game educational programming, and an internal employee presentation;

• Conducted an educational walking tour of the Black Fives Murals at Barclays Center for local Salvation Army Kids along with Brooklyn Nets players in celebration of Black Fives Day (February 10) for the City of New York as proclaimed by the New York City Mayor's Office.

The Black Fives Foundation seeks to collaborate with additional community-based organizations in the locales where the pioneering teams of the Black Fives Era originally played, including Philadelphia, Washington, D.C., Chicago, Los Angeles, and Milwaukee.

ABRAMS
Author
May 2022 - Present (3 years 1 month)
New York City Metropolitan Area

THE BLACK FIVES: THE EPIC STORY OF BASKETBALL'S FORGOTTEN ERA is a groundbreaking, timely history of the largely unknown early days of Black basketball, bringing to life the trailblazing players, teams, and impresarios who made the game. (HARDCOVER)

Black Fives, Inc.
Founder and CEO
October 2001 - January 2013 (11 years 4 months)

Established and developed the "Black Fives" brand. "Black Fives" were dozens of African American basketball teams that played before the racial integration of the NBA, from 1904 through 1950, during a period known as the Black Fives Era.

Created a portfolio of intellectual property, research, historical artifacts, and other content relating to the vintage Black Fives Era basketball teams, including trademarks, logos, copyrights, and images for license. Subsequent licensees included Nike, Converse, 47Brand, the Naismith Memorial Basketball Hall of Fame, and ESPN. Also developed a the brand's trademarked motto, "Make History Now."

Launched a wholesale apparel line of "throwback" jerseys and accessories that achieved placement in over 250 domestic retail doors including top urban and "streetwear" accounts as well as significant domestic and international online sales over several seasons.

In 2013, we assigned our entire portfolio of IP and our complete archive of historical artifacts to the newly created Black Fives Foundation, a 501(c)3 public charity and subsequently dissolved the Black Fives, Inc. corporate entity.

Benetton SportSystem
Vice President, Marketing
January 2000 - October 2001 (1 year 10 months)
Bordentown, New Jersey

Managed all marketing efforts for the brands Rollerblade, Prince, Nordica, Ektelon, and Killer Loop, including advertising, promotion, events, public relations, and athlete relations with a team of direct reports. Total revenues approached $140 million. Marketing budget neared $7 million. Successfully launched new Nordica and Prince product lines.

Phat Licensing (Phat Farm)
Vice President, Licensing
January 1999 - December 1999 (1 year)
New York City, New York

Responsible for managing licensee relationships and corporate planning for this licensor of the Phat Farm and Baby Phat urban culture brands. Managed and stabilized difficult licensing deals and challenging licensee relationships while addressing inter-licensee conflicts of interest in the wake of the company's complete restructuring from wholesale manufacturing and retail to strictly licensed products.

Nike, Inc.
Product Line Manager, Branded Basketball Apparel
January 1997 - January 1999 (2 years 1 month)

Beaverton, Oregon

Oversaw multidisciplinary team responsible for product development, product mix, market positioning, pricing, forecasting, sourcing, marketing, merchandising, and consumer insights for $100 million apparel line that included tees, jerseys, shorts, practice wear, and fleece. Increased revenues, profitability, and market share.

NBA Properties
Director, International Licensing
January 1994 - January 1997 (3 years 1 month)

Responsible for managing international licensee relationships, contracts, trade show presence, and quality control as well as internal coordination between domestic and overseas operations. Licensees included Nike, Champion, Spalding, Nutmeg, and Starter. Oversaw significant growth as sales of basic NBA licensed products doubled, and sales of NBA core authentic category licensed products quadrupled.

American Express
Senior Marketing Manager
January 1990 - January 1994 (4 years 1 month)

Team leader for the development and implementation of a new corporate product for managing meeting-related business spending. Also a turnaround project leader for a slumping corporate business to business service product. Increased client revenues and service satisfaction via improved operations.

IBM
Marketing Representative
January 1985 - January 1990 (5 years 1 month)

Began as a Systems Engineer providing technical assistance to Silicon Valley accounts. Transferred to the company's New York office, responsible for new account small business sales in the manufacturing and distribution industry sectors. Territory included most of Manhattan. Achieved four consecutive IBM 100% Club awards for exceeding sales quota.

Education

Stanford University
Bing Overseas Studies Program | Berlin, West Germany

Stanford University
MS, Mechanical Engineering

Carnegie Mellon University
BS, Civil Engineering and Economics